N E W S R E L E A S E

April 18, 2013

Nevsun Releases 2012 Corporate Social Responsibility Report

Nevsun Resources Ltd. (TSX: NSU / NYSE MKT: NSU) (Nevsun or the Company) today announces the release of its 2012 corporate social responsibility report.

Highlights of the Report

  Safety record: zero accidents and zero harm;
  Employees: fair treatment, benefits, satisfaction, training centre, human rights;
  Government and government related remittances: $358 million;
  Environment: land remediation efforts, biodiversity, water, waste, hazardous materials, mine closure planning;
  Community: local purchasing and local employment.

To view the report, please visit http://www.nevsun.com/responsibility/reporting/

 “Over the past several years, Nevsun and the Government of Eritrea have partnered to make the Bisha Mine a local and national success story. The corporate social responsibility report outlines our commitment to enhancing the lives of local Eritreans through meaningful employment and business opportunities. We are accountable to ensure that the Bisha Mine be managed in a safe and responsible manner that respects the interests of the local communities, workers, national governance, stakeholders, and the natural environment. Our desire to maintain a long term social license to operate a profitable business enables a win-win for our host communities and for our investors”, said Cliff Davis, President & CEO of Nevsun.

The report was written and released under the Global Reporting Initiative’s G3.1 guidelines and self-declaring Application Level C.

Forward Looking Statements

The 2012 corporate social responsibility report contains forward-looking statements or forward-looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995, and applicable Canadian securities laws. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimated,” “potential,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved.  Forward-looking statements are statements concerning the Company’s current beliefs, plans and expectations about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, the risks that: (i) any of the assumptions in the historical resource estimates turn out to be incorrect, incomplete, or flawed in any respect; (ii) the methodologies and models used to prepare the resource and reserve estimates either underestimate or overestimate the resources or reserves due to hidden or unknown conditions, (iii) the mine operations are disrupted or suspended due to acts of god, internal conflicts in the country of Eritrea, unforeseen government actions or other events; (iv) the Company experiences the loss of key personnel; (v) the Company’s mine operations are adversely affected by other political or military, or terrorist activities; (vi) the Company becomes involved in any material disputes with any of its key business partners, lenders, suppliers or customers; (vii) the Company is subjected to any hostile takeover or other unsolicited attempts to acquire control of the Company; (viii) the Company is subject to any adverse ruling in any of the pending litigation to which it is a party; or (ix) the Company incurs unanticipated costs as a result of the transition from the oxide phase of the Bisha mining operations to the copper phase in 2013.  Other risks are more fully described in the Company’s most recent Management Discussion and Analysis, which is incorporated herein by reference.  The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future, except as required by law.  For the reasons set forth above, investors should not place undue reliance on the Company’s forward-looking statements.

Please see the Company’s Annual Information Form for the fiscal year ended December 31, 2012 and the Company’s Management Discussion and Analysis for the year ended December 31, 2012 for a more complete discussion of the risk factors associated with our business.

About Nevsun Resources Ltd.

Nevsun Resources Ltd. is a Vancouver-based mining company with an operating mine in Eritrea.  Nevsun’s 60%-owned Bisha Mine commenced gold production in February 2011 and is scheduled to transition to copper/gold production in 2013. Management expects the Bisha Mine will rank as one of the highest grade open pit base metal deposits in the world.

NEVSUN RESOURCES LTD. “Cliff T. Davis” Cliff T. Davis President & Chief Executive Officer	For further information, Contact: Kin Communications Tel: 604 684 6730 Toll free: 1 866 684 6730 Email: nsu@kincommunications.com Website: www.nevsun.com